Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Minotola National Bank

Commission File No.: 000-10674

The following letter was distributed to customers of Minotola National Bank on December 27, 2005.

Minotola National Bank	Susquehanna Bancshares, Inc.
1748 South Lincoln Avenue	26 North Cedar Street
Vineland, NJ 08361	Lititz, PA 17543-7000
Tel 856.696.8100	Tel 717.626.4721

December 27, 2005

Name

Name 2

Address 1

Address 2

City, State Zip

Dear <Insert Customer Name>,

The Board of Directors of Minotola National Bank has voted to join a strong, regional financial services company by signing an agreement to be acquired by Susquehanna Bancshares, Inc. To build on our success in serving southern New Jersey, Minotola’s leadership determined that the best way to continue to expand and provide additional services is to join forces with one of the mid-Atlantic region’s leading banking companies.

We want to take this opportunity to introduce you to Susquehanna and our plan to create an even stronger partner to assist you in meeting your financial goals. First, we want to reassure you that there will be no immediate change; Minotola will continue to serve your banking needs while our merger plans are reviewed by banking regulators and Minotola’s shareholders. Assuming the plan receives their approvals, we expect the merger to be completed in the spring of 2006. After that, you may see a few changes – a new name at your local branch and on your checks, for example – but the financial services and personal attention you receive from Minotola will continue. We plan to continue operating Minotola’s branches, which form a natural extension of Susquehanna’s existing branch network in the South Jersey region. As our plans progress, we will keep you updated on any important information you should know.

What you will gain from this merger is access to a larger network of branches throughout the mid-Atlantic region. Based in Lancaster County, Pa., Susquehanna operates three commercial banks with more than 150 branches in eastern Pennsylvania, southern New Jersey, northern Maryland and West Virginia. Minotola National Bank will become the Minotola Region of Susquehanna Patriot Bank, the New Jersey-based bank subsidiary of Susquehanna Bancshares. With assets of $7.5 billion, Susquehanna Bancshares also operates a trust and investment company, an asset management company, a property and casualty insurance brokerage company, a commercial leasing company and a vehicle leasing company. With these varied resources, Susquehanna will be able to offer Minotola residential and business customers a wider selection of financial services. For more information about Susquehanna, please visit the Web site www.susquehanna.net.

While Susquehanna has grown into a regional financial services company, its roots are firmly planted in local communities. Like Minotola, Susquehanna has achieved success by providing competitive financial products and personalized service to our neighbors and friends for generations. That is a legacy we plan to continue in the communities served by Minotola National Bank. We look forward to welcoming you to Susquehanna Patriot Bank.

Sincerely,

Dennis W. DiLazzero President and Chief Executive Officer Minotola National Bank	Michael M. Quick Chairman and Chief Executive Officer Susquehanna Patriot Bank

Attention Customers who are also Minotola National Bank Shareholders:

The proposed acquisition by Susquehanna of Minotola will be effected pursuant to a merger of Minotola into Susquehanna Patriot Bank. Susquehanna has filed a registration statement on Form S-4 containing a proxy statement addressed to Minotola’s shareholders and a prospectus for the Susquehanna stock to be offered in the merger with the Securities and Exchange Commission (the “SEC”). A definitive proxy statement will be sent to Minotola’s shareholders seeking their approval of the merger. Minotola shareholders are urged to read the registration statement carefully when it becomes available, because it will contain important information about the merger. Minotola shareholders may obtain a free copy of the registration statement and other documents filed with, or furnished to, the SEC by Susquehanna at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by Susquehanna with the SEC may also be obtained for free from Susquehanna by directing a written request to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Abram G. Koser, Vice President – Investor Relations.

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